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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*



                        CB Richard Ellis Services, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   12489L108
--------------------------------------------------------------------------------
                                (CUSIP Number)


                              William M. Wardlaw
                     11100 Santa Monica Blvd., Suite 1900
                         Los Angeles, California 90025
                           Telephone: (310) 444-1822
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                               February 23, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (2-98)

CUSIP NO. 12489L108                                              Page 2 of 24

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1.   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      FS Equity Partners III, L.P., a Delaware limited partnership
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2.                                                             (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4.
      OO (See Item 3)
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5.
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7.
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.

     OWNED BY             8,929,436 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9.
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10.
                          8,929,436 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.

      8,929,436 (See Item 5)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12.
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.
      40.4% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14.
      PN
------------------------------------------------------------------------------

CUSIP NO. 12489L108                                              Page 3 of 24

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1.   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      FS Capital Partners L.P., a California limited partnership
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2.                                                             (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4.
      OO (See Item 3)
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5.
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.
      California
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7.
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.

     OWNED BY             8,929,436 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9.
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10.
                          8,929,436 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.

      8,929,436 (See Item 5)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12.
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.
      40.4% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14.
      PN
------------------------------------------------------------------------------

CUSIP NO. 12489L108                                              Page 4 of 24

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1.   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      FS Holdings, Inc., a California corporation
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2.                                                             (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4.
      OO (See Item 3)
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5.
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.
      California
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7.
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.

     OWNED BY             8,929,436 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9.
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10.
                          8,929,436 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.

      8,929,436 (See Item 5)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12.
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.
      40.4% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14.
      CO
------------------------------------------------------------------------------

CUSIP NO. 12489L108                                              Page 5 of 24

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1.   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      FS Equity Partners International, L.P., a Delaware limited partnership
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2.                                                             (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4.
      OO (See Item 3)
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5.
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7.
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.

     OWNED BY             8,929,436 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9.
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10.
                          8,929,436 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.

      8,929,436 (See Item 5)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12.
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.
      40.4% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14.
      PN
------------------------------------------------------------------------------

CUSIP NO. 12489L108                                              Page 6 of 24

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1.   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      FS & CO International, L.P., a Cayman Islands exempted limited partnership
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2.                                                             (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4.
      OO (See Item 3)
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5.
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.
      Cayman Islands
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7.
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.

     OWNED BY             8,929,436 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9.
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10.
                          8,929,436 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.

      8,929,436 (See Item 5)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12.
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.
      40.4% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14.
      PN
------------------------------------------------------------------------------

CUSIP NO. 12489L108                                              Page 7 of 24

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1.   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      FS International Holdings Limited, a Cayman Islands exempted company limited by shares
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2.                                                             (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4.
      OO (See Item 3)
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5.
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.
      Cayman Islands
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7.
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.

     OWNED BY             8,929,436 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9.
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10.
                          8,929,436 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.

      8,929,436 (See Item 5)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12.
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.
      40.4% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14.
      CO
------------------------------------------------------------------------------

CUSIP NO. 12489L108                                              Page 8 of 24

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1.   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Bradford M. Freeman
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2.                                                             (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4.
      OO (See Item 3)
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5.
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7.
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.

     OWNED BY             8,929,436 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9.
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10.
                          8,929,436 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.

      8,929,436 (See Item 5)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12.
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.
      40.4% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14.
      IN
------------------------------------------------------------------------------

CUSIP NO. 12489L108                                              Page 9 of 24

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1.   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Ronald P. Spogli
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2.                                                             (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4.
      OO (See Item 3)
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5.
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7.
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.

     OWNED BY             8,929,436 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9.
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10.
                          8,929,436 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.

      8,929,436 (See Item 5)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12.
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.
      40.4% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14.
      IN
------------------------------------------------------------------------------

CUSIP NO. 12489L108                                              Page 10 of 24

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1.   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      William M. Wardlaw
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2.                                                             (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4.
      OO (See Item 3)
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5.
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7.
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.

     OWNED BY             8,929,436 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9.
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10.
                          8,929,436 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.

      8,929,436 (See Item 5)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12.
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.
      40.4% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14.
      IN
------------------------------------------------------------------------------

CUSIP NO. 12489L108                                              Page 11 of 24

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1.   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      J. Frederick Simmons
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2.                                                             (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4.
      OO (See Item 3)
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5.
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7.
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.

     OWNED BY             8,929,436 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9.
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10.
                          8,929,436 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.

      8,929,436 (See Item 5)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12.
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.
      40.4% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14.
      IN
------------------------------------------------------------------------------

CUSIP NO. 12489L108                                              Page 12 of 24

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1.   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      John M. Roth
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2.                                                             (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4.
      OO (See Item 3)
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5.
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7.
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.

     OWNED BY             8,929,436 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9.
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10.
                          8,929,436 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.

      8,929,436 (See Item 5)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12.
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.
      40.4% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14.
      IN
------------------------------------------------------------------------------

CUSIP NO. 12489L108                                              Page 13 of 24

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1.   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Charles P. Rullman, Jr.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2.                                                             (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4.
      OO (See Item 3)
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5.
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7.
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.

     OWNED BY             8,929,436 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9.
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10.
                          8,929,436 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.

      8,929,436 (See Item 5)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12.
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.
      40.4% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14.
      IN
------------------------------------------------------------------------------

          This Amendment No. 3 amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") with respect to CB Richard Ellis Services, Inc. (the "Issuer") on September 5, 1997, Amendment No. 1 as filed with the Commission on November 13, 2000 and Amendment No. 2 as filed with the Commission on December 5, 2000 (as amended, the "Schedule 13D").

          Items 2, 3, 4, 6 and 7 of the Schedule 13D are hereby amended and supplemented as follows:


Item 2.   Identity and Background

          Item 2 of the Schedule 13D is hereby supplemented as follows:

          As described in Item 4 below, BLUM CB Holding Corp., a Delaware corporation ("Holding"), and its subsidiary Newco entered into an Agreement
                   -------
     and Plan of Merger with the Issuer dated as of February 23, 2001 (the "Agreement"), pursuant to which, on the terms and conditions set forth
      ---------
     therein, Newco, a wholly owned subsidiary of Holding, would be merged with and into the Issuer (the "CBRE Merger"), and holders of Common Stock (other
                               -----------
     than certain holders described in Item 4 below) would receive consideration of $16.00 per share in cash (the "CBRE Merger Consideration") in exchange
                                       -------------------------
     for their shares.

          Holding is a Delaware corporation newly formed by Strategic. The principal business of Holding is to engage in the transactions set forth in the Agreement. The President and sole Director of Holding is Claus J. Moller, who is a citizen of Denmark and whose principal occupation or employment is Managing Partner of BLUM LP. The Treasurer and Vice President of Holding is Christian Puscasiu, who is a United States citizen and whose principal occupation or employment is Vice President of BLUM LP. The Secretary and Vice President of Holding is Murray A. Indick, who is a United States citizen and whose principal occupation or employment is Partner and General Counsel of BLUM LP. The principal business office address of Holding and Messrs. Moller, Puscasiu and Indick is 909 Montgomery Street, Suite 400, San Francisco, California 94133. To the best knowledge of the Filing Persons, none of the entities or persons identified in this paragraph has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          The information set forth in this Item 2 is qualified in its entirety by reference to the Agreement (attached hereto as Exhibit 5), which is expressly incorporated herein by reference.

Item 3.   Source of Funds and Other Consideration.

          The last three paragraphs of Item 3 of the Schedule 13D are hereby deleted in their entirety and replaced with the following paragraphs:

          Holding and Newco estimate that they will require approximately $681.7 million to consummate the transactions contemplated by the Agreement, including to pay the aggregate CBRE Merger Consideration to holders of Common Stock (other than certain holders described in Item 4), refinance certain indebtedness of the Issuer and pay related fees and expenses.
     These payments and refinancings will be funded through a combination of equity and debt financing.

          In connection with the Agreement, FSEP III and FSEP International have entered into a Contribution and Voting Agreement, dated as of February 23, 2001 (the "Contribution Agreement") (attached hereto as Exhibit 6), with
                ----------------------
     Newco, Strategic, Holding, Koll Holding, Malek, Wirta and White in order to provide a portion of the capital necessary to fund the Agreement. Pursuant to the Contribution Agreement, each of Strategic, FSEP III, FSEP International, Koll Holding, Malek, Wirta and White have agreed to contribute all or a portion of the Common Stock that they beneficially own to Holding immediately prior to the closing of the CBRE Merger. Such shares of Common Stock will be cancelled at the effective time of the CBRE Merger. In addition, concurrent with such contributions of Common Stock to Holding, Strategic has agreed to contribute to Holding between $60.8 million and $109.9 million of cash (as determined by Holding no less than twelve business days prior to the closing of the transaction contemplated by the Contribution Agreement).

          In addition to the financing discussed above with respect to the Contribution Agreement, Credit Suisse First Boston ("CSFB") has provided
                                                          ----
     Newco with a Commitment Letter (the ("CSFB Commitment Letter") (attached
                                           ----------------------
     hereto as Exhibit 9) and DLJ Investment Funding, Inc. ("DLJ") has provided
                                                             ---
     Holding with a Commitment Letter (the "DLJ Commitment Letter") (attached
                                            ---------------------
     hereto as Exhibit 10), and together, the "Commitment Letters"), each with
                                               ------------------
     respect to debt financing contemplated by the Agreement. Subject to the terms and conditions of the CSFB Commitment Letter, CSFB has committed to provide to Newco at least $400 million of term loan debt financing (subject to reduction as provided in the CSFB Commitment Letter, the "Term Loans")
                                                                  ----------
     and a $100 million revolving credit facility (the "Revolving Loan").
                                                        --------------
     Subject to the terms and conditions of the DLJ Commitment Letter, DLJ has committed to purchase from Holding at least $75 million of 16% Senior Notes of Holding, together with common stock of Holding representing 3.0% of Holding's total common stock including any options granted by Holding to management of Holding and the Issuer (the "Mezzanine Financing", and
                                                -------------------
     together with the Term Loans and the Revolving Loan, the "Financings").
                                                               ----------
     The Commitment Letters have been obtained, subject to the terms and conditions thereof, to pay, together with the proceeds received pursuant to the Contribution Agreement, the aggregate CBRE

Merger Consideration pursuant to the CBRE Merger, to refinance indebtedness of the Issuer that will become due as a result of the transactions contemplated by the Agreement, to pay all related fees and expenses and to provide additional financing for future working capital and general corporate needs of the Issuer and its subsidiaries. CSFB's and DLJ's commitments to provide the Financings are subject to execution of definitive agreements with respect thereto and other conditions as set forth in the applicable Commitment Letters.

     The information set forth in this Item 3 is qualified in its entirety by reference to the Agreement (attached hereto as Exhibit 5), the Contribution Agreement (attached hereto as Exhibit 6), the CSFB Commitment Letter (attached hereto as Exhibit 9) and the DLJ Commitment Letter (attached hereto as Exhibit
10), each of which is expressly incorporated herein by reference.

                                                                   Page 17 of 24
Item 4.   Purpose of Transaction

          Item 4 of the Schedule 13D is hereby amended by deleting paragraphs one through four thereof and replacing them with the following paragraphs:

          On February 23, 2001, Newco, Holding and the Issuer entered into the Agreement (attached hereto as Exhibit 5) pursuant to which, on the terms and subject to the conditions set forth therein, Newco will be merged with and into the Issuer, and holders of Common Stock (other than certain holders described in Item 4) will receive the CBRE Merger Consideration in exchange for each of their shares.

          Also pursuant to the Agreement, on the terms and subject to the conditions set forth therein (including, without limitation, receiving all necessary consents from holders of options), all options to acquire shares of Common Stock will be cancelled at the time of the CBRE Merger and each holder of options to acquire shares of Common Stock will receive for each share of Common Stock subject to such options the greater of (x) the excess, if any, of the CBRE Merger Consideration over the exercise price per share of Common Stock subject to such cancelled options and (y) $1.00.

          On the terms and subject to the conditions set forth in the Agreement, at the time of the CBRE Merger, each participant in Issuer's deferred compensation plan that holds Stock Fund Units (as defined in the Issuer's deferred compensation plan) that are vested as of the effective time of the CBRE Merger will be entitled to elect, prior to the effective time, to (i) convert the value of the vested Stock Fund Units (based upon the CBRE Merger Consideration) into any of the insurance mutual fund alternatives provided under the deferred compensation plan, (ii) receive a cash payment on the first anniversary of the effective time equal to the sum of (A) the value of the vested Stock Fund Units (based upon the CBRE Merger Consideration) and (B) interest of 10% per annum from the period beginning the day after the effective time and ending on the day immediately prior to the first anniversary of the Effective Time; provided, however, that if the
                                                  --------  -------
     participant's employment is terminated for cause or the participant resigns prior to the first anniversary of the effective time of the Merger, the participant will forfeit such interest, or (iii) continue to hold the vested Stock Fund Units (in which case each such Stock Fund Unit will represent the right to receive a share of common stock of Holding after the CBRE Merger). On the terms and subject to the conditions set forth in the Agreement, at the time of the CBRE Merger, each participant in Issuer's deferred compensation plan that holds Stock Fund Units that are not vested as of the effective time of the CBRE Merger will continue to hold such unvested Stock Fund Units subject to the same vesting provisions (in which case each such Stock Fund Unit will represent the right to receive a share of common stock of Holding after the CBRE Merger).

          In addition, pursuant to the Agreement, on the terms and subject to the conditions set forth therein, each participant in the Issuer's Capital Accumulation Plan with an account balance invested in the Company Stock Fund (as defined in the Issuer's Capital Accumulation Plan) will receive, in consideration for such participant's Common Stock in the Company Stock Fund, the product of (i) the number of shares of Common Stock held in the Company Stock Fund at such time multiplied by (ii) the CBRE Merger Consideration (the "Plan Proceeds"). On the terms and subject to the
                         -------------
     conditions set forth therein, as of the effective time of the CBRE Merger, provided that the registration statement contemplated by the Agreement and to be filed by Holding has previously been declared effective by the SEC, each such participant may invest the Plan Proceeds in shares of the common stock of Holding, based on a per share price equal to the CBRE Merger Consideration. Unless Holding determines otherwise, the aggregate number of shares of Holding common stock that all such participants will be entitled to purchase with such Plan Proceeds will not exceed the quotient of (i) fifty percent of the sum of the Plan Proceeds of all such participants divided by (ii) the CBRE Merger Consideration. In the event that such participants request to purchase an aggregate number of shares of Holding common stock in excess of such limitation, the amount subscribed to by each such participant will be reduced pro rata based on the number of shares of Holding common stock each such participant initially requested to purchase.

          Consummation of the transactions contemplated by the Agreement are subject to, among other things: (a) the affirmative approval of the Agreement by holders of two-thirds of the outstanding Common Stock held by stockholders other than the Filing Persons, the BLUM Parties, Malek, Koll Holding, Wirta, White and their respective affiliates; (b) the receipt of debt funding contemplated by the Commitment Letters on substantially the terms set forth in the Commitment Letters or the funding of alternative debt financing on substantially comparable terms; (c) the receipt of required consents from the holders of the Issuer's 8-7/8% Senior Subordinated Notes due 2006 as set forth in the Agreement; (d) receipt of any material governmental and third party approvals (including expiration or early termination of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended); (e) the declaration of effectiveness by the SEC of a Registration Statement on Form S-1 or comparable form, together with any supplements thereto, registering shares of common stock of Holding for issuance to employees of the Issuer under the Securities Act of 1933, as amended (the "Securities Act"); and
                                                        --------------
     (f) the delivery to the Board of Directors of Issuer of a letter as to the solvency of the Issuer and its subsidiaries after giving effect to the CBRE Merger, the transactions contemplated by the Contribution Agreement and the Financings.

          In connection with the Agreement, subsequent to the CBRE Merger, the Filing Persons, BLUM Parties and Other Parties intend to delist the Common Stock from the New York Stock Exchange and to register the Common Stock under the Exchange Act of 1934, as amended (the "Exchange Act"). Pursuant
                                                      ------------
     to the Agreement, Holding expects to offer shares of its common stock to employees of the Issuer and will file a registration statement under the Securities Act in order to effect such offering. Accordingly, upon consummation of such an offering by Holding, the Filing Persons expect that Holding's common stock will be registered under the Exchange Act.

          Pursuant to the Agreement and a Securityholders' Agreement, a form of which is an exhibit to the Contribution Agreement and will be entered into by the Issuer, Holding, Strategic, FSEP III, FSEP International, DLJ, Koll Holding, Malek, White and Wirta upon closing of the CBRE Merger (the "Securityholders' Agreement") (attached hereto as Exhibit 7), the Board of
      --------------------------
     Directors of Holding after consummation of the Agreement will consist of eight directors, including four directors designated by Strategic, one director designated by FSEP and FSEP International acting together, Wirta, White and one of the Issuer's real estate brokerage employees. In addition, pursuant to the Securityholders' Agreement, Strategic will be entitled to designate one additional director of Holding at any time. The Agreement provides that Newco's directors at the effective time of the CBRE Merger will be the Issuer's directors after such time and that the Issuer's officers at the effective time of the CBRE Merger will remain the Issuer's officers after such time. The Agreement also provides that the Issuer will use its commercially reasonable efforts to obtain the resignation from the Issuer's Board of Directors of all directors other than Blum, Freeman, Wirta and White prior to the CBRE Merger.

          The Contribution Agreement provides, among other things, that upon consummation of the CBRE Merger, the FS Investor Warrants will be cancelled and Holding will issue new warrants to each of FSEP III and FSEP International, which warrants will expire on August 27, 2007 and, collectively, be exercisable for 247,220 shares of the common stock of Holding. The terms of such new warrants are set forth in a form of Warrant Agreement that is an exhibit to the Securityholders' Agreement (the "Warrant Agreement") (attached hereto as Exhibit 8).
      -----------------

          The Contribution Agreement further provides that each of Wirta and Koll Holding agrees that at the time of the closing under the Agreement, the warrants to acquire 55,936 shares of Common Stock beneficially owned by each of Wirta and Koll will be converted into the right to receive $1.00 per share underlying such warrants and shall not thereafter represent the right to receive any securities of, or other consideration from, Holding or the Issuer.

     Item 4 of the Schedule 13D is further amended by deleting the twelfth paragraph therein and replacing it with the following:

          The information set forth in this Item 4 is qualified in its entirety by reference to the Agreement (attached hereto as Exhibit 5), the Contribution Agreement (attached hereto as Exhibit 6), the Securityholders' Agreement (attached hereto as Exhibit 7), the Warrant Agreement (attached hereto as Exhibit

     8) and the Commitment Letters (attached hereto as Exhibits 9 and 10), each of which is expressly incorporated herein by reference.

     Item 4 of the Schedule 13D is further amended by deleting the thirteenth paragraph therein.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

          Item 6 of the Schedule 13D is hereby amended by deleting paragraphs one through four and replacing them with the following paragraphs:

          As described in Items 2, 3 and 4 hereof, Holding and Newco have entered into the Agreement (attached hereto as Exhibit 5) with the Issuer dated as of February 23, 2001, whereby, among other things, Newco will merge with and into the Issuer. In connection with the Agreement, each share of the Common Stock (other than as described in Item 4) will be converted into the right to receive the CBRE Merger Consideration.

          As described in Items 3 and 4 hereof, on February 23, 2001, Newco, Holding, Strategic, FSEP III, FSEP International, Wirta, White, Koll Holding and Malek entered into the Contribution Agreement (attached hereto as Exhibit 6), which sets forth certain understandings among the parties thereto with respect to certain contributions of Common Stock and cash to be made to Holding in connection with the consummation of the transactions under the Agreement. The Contribution Agreement also includes, among other things, certain agreements by the parties thereto with respect to (i) the voting of Common Stock held by them regarding the Agreement and the CBRE Merger and any potential competing acquisition proposals and (ii) the reimbursement of expenses incurred by such parties and (iii) the allocation among certain of such parties of fees received from the Issuer under the Agreement.

          As described in Item 4 hereof, in connection with the closing of the CBRE Merger, pursuant to the Contribution Agreement, Holding, the Issuer, Strategic, FSEP III, FSEP International, DLJ, Koll Holding, Malek will execute the Securityholders' Agreement (attached hereto as Exhibit 7). The Securityholders' Agreement sets forth certain agreements of the parties thereto with respect to their ownership of common stock and other securities of Holding after the CBRE Merger, including the composition of the Board of Directors of Holding.

          As described in Item 4 hereof, in connection with the closing of the CBRE Merger, pursuant to the Contribution Agreement, Holding will issue warrants to acquire 247,220 shares of Holding common stock to FSEP III and FSEP International, the terms of which are set forth in a Warrant Agreement (attached hereto as Exhibit 8).

          As described in Items 3 and 4 hereof, CSFB and DLJ have provided Newco and Holding, respectively, with the Commitment Letters (attached hereto as Exhibits 9 and 10, respectively) with respect to the Financings. The Financings will be used, together with the proceeds received by Holding pursuant to the Contribution Agreement, to pay the CBRE Merger Consideration to the holders of Common Stock (other than as described in Item 4), to refinance indebtedness of the Issuer that will become due as a result of the transactions contemplated by the

     Agreement, to pay all related fees and expenses and to provide additional financing for future working capital and general corporate needs of the Issuer and its subsidiaries.

          In connection with the negotiation and signing of the Agreement, the Issuer entered into a Confidentiality Agreement, dated as of December 15, 2001, with BLUM LP, FSEP III, FSEP International, Koll Holding, Malek, Wirta and White (the "Confidentiality Agreement") (attached hereto as
                           -------------------------
     Exhibit 11) and amended such Confidentiality Agreement on February 23, 2001, (the "Amendment") (attached hereto as Exhibit 12). Pursuant to the
                 ---------
     Confidentiality Agreement and the Amendment, the signatories thereto other than the Issuer have made certain agreements with respect to, among other things, restrictions on their acquisition of Common Stock and the confidential treatment of information made available to such parties during the course of such negotiations.

          In connection with the signing of the Agreement, Strategic entered into a letter agreement, dated as of February 23, 2001 (the "BLUM
                                                                  ----
     Agreement") (attached hereto as Exhibit 13), pursuant to which, among other
     ---------
     things, Strategic guaranteed the payment to the Issuer of any amounts which are finally judicially determined to be due to the Issuer from Holding or Newco by reason of the willful breach of the terms of the Agreement by Holding or Newco, subject to a maximum of all such payments to the Issuer from Strategic of $20 million. In connection with the BLUM Agreement, Strategic, FSEP III and FSEP International entered into a letter agreement, dated as of the same date (the "FSEP Agreement") (attached hereto as
                                     --------------
     Exhibit 14), pursuant to which FSEP III and FSEP International, together, agreed that, in the event that Strategic becomes obligated to make payments to the Issuer pursuant to the BLUM Agreement and the action by Holding or Newco resulting in such payment to the Issuer was mutually agreed by Strategic, on the one hand, and FSEP III and FSEP International, on the other hand, then FSEP III and FSEP International will contribute together to Strategic 36% of such payments made by Strategic to the Issuer, subject to an aggregate limit on all such payments by FSEP III and FSEP International, together, of $3.6 million.

          The information set forth in this Item 6 is qualified in its entirety by reference to the Agreement (attached hereto as Exhibit 5), the Contribution Agreement (attached hereto as Exhibit 6), the Securityholders' Agreement (attached hereto as Exhibit 7), the Warrant Agreement (attached hereto as Exhibit 8), the CSFB Commitment Letter (attached hereto as
     Exhibit 9), the DLJ Commitment Letter (attached hereto as Exhibit 10), the Confidentiality Agreement (attached hereto as Exhibit 11), the Amendment (attached hereto as Exhibit 12), the BLUM Agreement (attached hereto as
     Exhibit 13) and the FSEP Agreement (attached hereto as Exhibit 14), each of which is expressly incorporated herein by reference.

Item 7.   Material to Be Filed as Exhibits

          Item 7 of the Initial Filing is hereby amended by adding the following paragraphs after the last paragraph thereof:

          5.   Agreement dated February 23, 2001.

          6.   Contribution Agreement dated February 23, 2001.

          7.   Form of Securityholders' Agreement.

          8.   Form of Warrant Agreement.

          9.   CSFB Commitment Letter dated February 23, 2001.

          10.  DLJ Commitment Letter dated February 23, 2001.

          11.  Confidentiality Agreement dated December 15, 2001

          12.  Amendment dated February 23, 2001.

          13.  BLUM Agreement dated February 23, 2001.

          14.  FSEP Agreement dated February 23, 2001.

                                                                   Page 24 of 24
                                   Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 27, 2001

                             FS EQUITY PARTNERS III, L.P.,
                             a Delaware limited partnership

                             By: FS Capital Partners, L.P.
                                 Its: General Partner

                                 By: FS Holdings, Inc.
                                     Its: General Partner

                                     By: /s/ J. Frederick Simmons
                                         ----------------------------
                                         J. Frederick Simmons
                                         Title: Vice President

                             FS CAPITAL PARTNERS, L.P.,
                             a California limited partnership

                             By: FS Holdings, Inc.
                                 Its: General Partner

                                 By: /s/ J. Frederick Simmons
                                     ----------------------------
                                     J. Frederick Simmons
                                     Title: Vice President

                             FS HOLDINGS, INC.,
                             a California corporation

                             By: /s/ J. Frederick Simmons
                                 ----------------------------
                                 J. Frederick Simmons
                                 Title: Vice President

                             FS EQUITY PARTNERS INTERNATIONAL, L.P.,
                             a Delaware limited partnership

                             By: FS&Co. International, L.P.,
                                 Its: General Partner

                                 By: FS International Holdings Limited
                                     Its: General Partner

                                     By: /s/ J. Frederick Simmons
                                         ----------------------------
                                         J. Frederick Simmons
                                         Title: Vice President

                             FS&CO. INTERNATIONAL, L.P.,
                             a Cayman Islands exempted limited partnership

                             By: FS International Holdings Limited
                                 Its: General Partner

                                 By: /s/ J. Frederick Simmons
                                     ----------------------------
                                     J. Frederick Simmons
                                     Title: Vice President


                             FS INTERNATIONAL HOLDINGS LIMITED,
                             a Cayman Islands exempted company limited by shares

                             By: /s/ J. Frederick Simmons
                                 ----------------------------
                                 J. Frederick Simmons
                                 Title: Vice President


                             /s/ J. Frederick Simmons, attorney-in-fact
                             ------------------------------------------
                             Bradford M. Freeman


                             /s/ J. Frederick Simmons, attorney-in-fact
                             ------------------------------------------
                             Ronald P. Spogli


                             /s/ J. Frederick Simmons, attorney-in-fact
                             ------------------------------------------
                             William M. Wardlaw


                             /s/ J. Frederick Simmons
                             ------------------------------------------
                             J. Frederick Simmons


                             /s/ J. Frederick Simmons, attorney-in-fact
                             ------------------------------------------
                             John M. Roth


                             /s/ J. Frederick Simmons, attorney-in-fact
                             ------------------------------------------
                             Charles P. Rullman, Jr.